amc

FILED
FEB 09 2010
STATE TREASURER

BAETA CORP.
(a New Jersey Corporation)

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
(For Use by Domestic Profit Corporations)

Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

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1. *The name of the corporation is:* BAETA Corp.

2. *The following amendments to the Certificate of Incorporation were approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 5th day of February 2010:*

Resolved, that Section "(5)" of the Certificate of Incorporation be amended, adding section "A", to read as follows:

"(5)

A. The aggregate number of shares of capital stock which the Corporation is authorized to issue is One Hundred and Fifty Million (150,000,000) shares of Common Stock, having a par value of $0.0001 per share, and Ten Million (10,000,000) shares of Preferred Stock, having a par value of $0.0001 per share."

3. *The number of shares outstanding at the time of the adoption of the amendment was:*

22,501,052 shares of Common Stock, par value $0.0001.

The total number of shares entitled to vote thereon was:

22,501,052 shares of Common Stock, par value $0.0001.

4. *The number of shares voting for and against such amendment is as follows:*

Number of Shares Voting for Amendment	*Number of Shares Voting Against Amendment*
20,710,000	Nil

5. *If the amendment provides for an exchange, reclassification or cancellation of issued shares, set forth a statement of the manner in which the same shall be effected. (Omit if not applicable)*

Not applicable.

6. *Other provisions: (Omit if not applicable)*

The following resolution, establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof was adopted by the Board of Directors of the Corporation on the 5th day of February 2010, pursuant to the authority vested in it by the Certificate of Incorporation, as amended:

"RESOLVED, pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, and any amendments thereto, the Board of Directors does hereby classify

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ten (10) shares of preferred stock of the Corporation as a class designated Series B Convertible Preferred; and it is further

RESOLVED, a description of the Series B Convertible Preferred, including the preferences and other rights, voting powers, restrictions, limitations as to dividends, qualification, and terms and conditions for redemption, if any thereof applicable, all as set by the Board of Directors of the Corporation, is set forth in the attached Certificate of Designation establishing the Series B Convertible Preferred."

/s/ Alexander Gak, MD

By ______________________
Dr. Alexander Gak
President & Chairman

Dated this 8th day of February, 2010

CERTIFICATE OF DESIGNATION
OF
BAETA CORP.

SERIES B CONVERTIBLE PREFERRED STOCK

Baeta Corp., a New Jersey corporation (the "Corporation"), hereby certifies that the following resolution has been duly adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (as amended, the "Certificate of Incorporation"), there hereby is created, out of the 10,000,000 shares of Preferred Stock, par value $0.0001 per share, of the Corporation authorized in Article Fifth of the Certificate of Incorporation (the "Preferred Stock"), a series of the Preferred Stock of the Corporation consisting of 10 shares, which series shall have the following powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions:

1. *Designation and Amount.*

This series of Preferred Stock shall be designated "Series B Convertible Preferred Stock" and the authorized number of shares constituting such series shall be ten (10). The par value of the Series B Convertible Preferred Stock shall be $0.0001 per share. Shares of the Series B Convertible Preferred Stock shall have a stated value of One Dollar ($1.00) per share (the "Stated Value").

2. *Convertible Feature.*

Each share of Series B Convertible Preferred Stock shall carry with it the immediate right by its owner to convert such share of Series B Convertible Preferred Stock into the amount of shares of BAETA Corp. Common Stock equivalent to one percent (1%) of the total amount of BAETA Corp. Common Stock then issued and outstanding at the time of the conversion election.

3. *Dividends.*

The holders of shares of Series B Convertible Preferred Stock shall not be entitled to receive any dividends.

4. *Preferences on Liquidation.*

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series B Convertible Preferred Stock then outstanding and unconverted shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to one dollar ($1.00) per share.

5. *No Voting Rights.*

The shares of Series B Convertible Preferred Stock shall have no voting rights.

6. *Negative Covenants.*

The Corporation will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Convertible Preferred Stock against impairment.

7. *Ranking, Changes Affecting Series B.*

The Series B Convertible Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Company which by its terms shall rank junior to the Series B Convertible Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series B Convertible Preferred Stock.

So long as any shares of Series B Convertible Preferred Stock are outstanding, the Corporation shall not alter or change any of the powers, preferences, privileges or rights of the Series B Convertible Preferred Stock without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series B Convertible Preferred Stock, as to changes affecting the Series B Convertible Preferred Stock.

IN WITNESS WHEREOF, the Directors of this Company have executed this Written Consent of Directors to Action in lieu of Meeting this 5th day of February, 2010.

BAETA CORP.

/s/ Alexander Gak, MD

By: ______________________

Dr. Alexander Gak
President & Chairman